

THE JUHI CENTER

Holistic healing for the body, mind and spirit

Disclaimer

This presentation contains offering materials prepared solely by Juhi LLC without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Our Mission

The mission of The Juhi Center is to provide holistic, whole body healing through a complement of effective naturopathic treatments from around the world.

Market Opportunity for Whole Healing



$34 BN
SPENT ON COMPLEMENTARY AND ALTERNATIVE MEDICINE TREATMENT IN THE U.S.



11.2%
OF ALL OUT OF POCKET HEALTH EXPENDITURES ARE ON COMPLEMENTARY AND ALTERNATIVE MEDICINE



40%
OF U.S. ADULTS USE A HOLISTIC THERAPY ANNUALLY



1 OF 9   U.S. CHILDREN HAVE USED SOME TYPE OF HOLISTIC THERAPY



$14.8 BN
SPENT ON NONVITAMIN, NONMINERAL NATURAL PRODUCTS



19
NUMBER PER YEAR A TYPICAL NATURAL MEDICINE PATIENT VISITS A PRACTIONER



$150+
AVERAGE SPEND ON FIRST-TIME VISITS IN THE U.S.

About The Juhi Center

MISSION

The mission of The Juhi Center is to provide holistic, whole body healing through a complement of effective naturopathic treatments worldwide.

PHILOSOPHY

The Center's Model of Holistic Whole Body treatment focuses on Diagnosis, Personalization, Empowerment and Detoxification and aims to create a virtuous cycle of healing.

PRACTICE MODEL

Treatments are customized to the individual across Chinese Medicine, Acupuncture, Ayurveda, On Call MD, Homeopathy, Massage and Meditation.

BUSINESS MODEL

The Center plans to employ top practitioners based on a variable cost sharing model, which the company believes will keep fixed costs low and gross margins high on a per patient basis.

GROWTH

The Center aims to perfect its model in New York with vertical expansion through additional products and services (growing revenues per patient) and horizontal expansion through additional markets (growing total number of patients).

VALIDATION

Juhi Singh, LAc, the Center's Founder & Chief Practitioner, has treated thousands of patients over her 13 year career - from CEOs to Professional Athletes to Celebrities - and has an excellent reputation in the industry. Team has over 30 years in operating medical centers and marketing.

Disclaimer: ! is slide contains statements that are based on management opinion and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, or achievements. SI Securities was unable to verify for or against the information noted in the materials.

About Our Founder & Chief Practitioner



- Juhi Singh, LAc is an Oriental Medicine Specialist, Acupuncturist and Chinese Herbalist

- Juhi is a leader in the field of acupuncture and has a clientele consisting of professional athletes, actors and CEOs

- Juhi works alongside renowned practitioners to develop an integrated approach that combines Eastern and Western modalities to create health outcomes

- Most recently Juhi worked with Dr. Jonathan Glashow, MD, the Co-Chief of Sports Medicine at New York's Mount Sinai Medical Center on the treatment of high performance athletes

- Juhi has also devised a program of erapeutic Yoga whereby acupuncture and acupressure points and meridians are correlated with specific yoga poses to promote instantaneous healing

- She's applied such techniques during her extensive travel across the developing world such as Haiti, treating those less fortunate with using low cost natural medicine

- She funds this work through her Until Tomorrow Project, a guided meditation program offered through CDs that uses language and the music of Karsh Kale to achieve a peaceful state of being and allows for restful sleep

- Juhi's academic training includes a B.A. in Psychology concentrating in Biology, a M.A. from the Pacific College of Chinese Medicine

Our Mentors

The Company is mentored by leading executives in healthcare, content, branding, beauty, finance and corporate strategy



HEALTHCARE MENTOR

Rina Spence

Honorary Consul, Monaco and President, SpenceCare International



CONTENT MENTOR

Jeanette Chang

Senior Vice President, Hearst International



BRANDING MENTOR

Lauren Auslander

VP, Entertainment, PMK



BEAUTY & FASHION MENTOR

Petra Nemcova

Founder & Chair, Happy Hearts Foundation



FINANCE & CORPORATE STRATEGY ADVISOR

Neal Shenoy

Founding Partner, [212]MEDIA

What Our Patients are Saying

The Company serves an elite clientele of CEOs, Celebrities and Professional Athletes



Kristin Cole
Emmy Award Winning Report, WPIX New York

I had an undiagnosed auto-immune disorder that was causing me pain throughout my body and was ruining my life. Diminishing my sleep, making me limp, unable to play tennis, run after my toddler, even my beloved cycling was becoming so painful I nearly had to stop. Patiently, lovingly, and knowledgeably, Juhi began to treat each area of pain. Within weeks of treatments, I was sleeping normally, cycling with joy, and no longer had an excuse when it came to catching my son! I've recommended her to friends, co-workers, family and even strangers ever since.



Jeremy Goldberg
President & Co-Founder, LeagueApps

As the son of a Doctor, I appreciate the power of Western Medicine but I also know that I wasn't getting the relief I needed for the symptoms that I had. When I found the Center, it opened my eyes to the power of Eastern Medicine and now my entire family's approach to health has changed. We meditate, we get acupuncture, we all recognize the power of our body to heal itself.



Vinodh Bhat
President & Co-Founder, Saavn

The Center has provided me the most impactful and effective healthcare I have ever experienced. Their emphasis on deep diagnosis and patient education alongside personalized treatments has made all of the difference for me. I recommend the Center to nearly everyone that would benefit from better health and wellness.



Torrie Wilson
Professional Athlete and Model

The Center delivers a level of care and effectiveness that I have not seen previously during my career as a professional athlete. Their ability to heal the root causes of pain through a combination of acupuncture, ayurveda and patient empowerment is one of the main reasons that the Center attracts athletes that need to consistently perform at a high level.

Disclaimer: The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Our Philosophy: Whole Healing

The Company's methodology integrates the best elements of Eastern and Western medicine to affect holistic healing



The Center Experience

The Center experience begins with deep diagnosis, personalized treatment, a patient-practitioner partnership model and consistent follow ups post-treatment

1   DOSHA ASSESSMENT

2   DIAGNOSIS

3   PERSONALIZED TREATMENT PATH

4   INITIAL TREATMENT

5   PATIENT EMPOWERMENT PLAN

6   DETOXIFICATION

7   FOLLOW UP TREATMENT(S)

8   30 DAY RE-ASSESSMENT

The Juhi Center Rendition



Disclaimer: This specific design of the   The Juhi Center is a mockup/render of what management hopes to be the final product and is meant for illustrative purposes only.













Our Services Model

Patients will have the option to follow a cohesive treatment program or choose treatments a la carte

AYURVEDIC DIAGNOSIS AND CONSULTATION $250 / one time

Patients at the center can choose services a la carte or begin with an initial Diagnosis and Consultation that will result in a custom formulated healing regimen that draws from the various modalities of healing offered. Nutritional guidelines are prescribed for each individual based on their constitutional imbalances of the three elements described by Ayurveda: Vata, Pitta and Kapha. Post assessment, a highly specific dietary model is implemented to restore health and well being through food for the individual constitution. Ayurvedic nutrition does not employ "a one size fits all approach"

FACIAL REJUVENATION $450/session

According to Chinese Medicine,: It is believed that the face is a roadmap of the body. By balancing the body, we see immediate results in the face. Furthermore, when hair fine needles are inserted into lines or wrinkles, a message is sent to the brain signaling injury - thereby triggering the brain to produce a natural response of healing by producing collagen and elastin to fill in lines and wrinkles (similar to producing skin after a cut).

ACUPUNCTURE $195 /session

According to Chinese Medicine: A 5000 yr old modality in China, the belief in Chinese Medicine is that imbalance is the root of disease. Inserting fine needles into specific channels or pathways corrects the underlying imbalance in the flow of energy or Qi promoting rapid healing.

THERAPEUTIC MASSAGE $150 - $250 / session

The Center has integrated the top massage therapies from around the world - Balinese, Thai, Shiatsu, Ayurvedic and Sports massage to suit the need of the individual to maximize whole body care. The oils for each massage are similarly blended to suit the individuals imbalance and constitution.

GUIDED MEDITATION $135 /session

Providing each individual with the necessary tools to mediate stress by gaining control of the mind. There is evidence that meditation has been associated with decreased stress, decreased depression, and increased quality of life.

HOMEOPATHY $200 / session

Homeopathy is the belief that the substances that cause the disease in healthy people can cure the disease/symptoms in sick people. The Center will prepare custom homeopathic formulations based on individual diagnoses and ailments.

Our Practitioner Pipeline

The Company is contracting with a pipeline of practitioners to join the Center

HOMEOPATHIC DOCTOR	20+ years in practice Currently in shared medical practice Charges $250 per session Average of 25 patients per week ($25,000 / month)
MASSAGE THERAPIST	10+ years in practice Currently works at upscale sports club Charges $200 - $250 per session Average of 20 patients per week ($18,000 / month)
ON CALL PHYSICAL THERAPIST	24+ years in practice Currently operates own practice Charges $225 per session Average of 25 patients per week ($22,500 / month)
FACIALIST	15+ years in practice Currently works at high end spa Charges $150 - $600 per session Average of 30 patients per week ($25,000 / month)

Disclaimer: Juhi Center does not currently have the above contracted. This slide is meant for illustrative purposes only. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Proposed Strategy

The Company can grow horizontally through expansion to additional centers and vertically by increasing revenues per center through product sales and corporate services


REVENUE CURVE
REVENUE PER CENTER
RETAIL PRODUCTS
MEDIA
MEDIA
PATIENT PRODUCTS
CORPORATE SERVICES
PATIENT SERVICES
CENTER 2
CENTER 3
CENTER 4
CENTER 5
AGGREGATE REVENUES

Disclaimer:This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements

Additional Center Opportunities

Each center will require $250,000 or less in startup costs and less than 12 months from launch to recoup investment

Potential Locations	NYC (multiple locations), Hamptons, Short Hills, Westchester, Los Angeles, San Francisco, Miami, Palm Beach
Startup Investment Per Center	$250,000 (Startup assumption = $70K Pre-Paid Rent, $30K Deposit, $150K Build Out based on 2,000 sq. ft. retail space)
Break Even	33% utilization of 5 practitioners or $80,000 in gross revenues / month (Revenue assumption = 16 patients (vs. capacity of 50) per practitioner per week X $125 "net" per session) (Expense assumption = $15K in rent and overheads, $25K in fixed staffing per month)
Payback Period	Less than 12 months from inception (Utilization assumptions = 20% in 1st quarter, 40% in 2nd quarter, 60% in 3rd quarter and 80% in 4th quarter)

Product Opportunities

The Company currently offers third party products and plans to provide private label products under the Juhi brand name and eventually custom formulating products to increase gross margins


Juhi
WELLNESS DAY
CORPORATE WELLNESS DAY


Juhi
THE JUHI SINGH CENTER
ACUPUNCTURE PAIN RELIEF PATCH
PAIN RELIEF PATCH


Juhi
THE JUHI SINGH CENTER
MOISTURIZER FOR BABY
MOISTURIZER


Juhi
TRANQUILITY
AROMATHERAPY CANDLE


Juhi
INVITATION
INVITATION TO WEEK LONG RETREAT


Juhi
THE JUHI SINGH CENTER
ANTISEPTIC CREAM
ANTISEPTIC CREAM


Juhi
ANTI-AGING SERUM


Juhi
THE JUHI SINGH CENTER
PEPPERMINT TEA
THERAPEUTIC TEA


Juhi
HOMEOPATHIC MEDICINE


Juhi
THE JUHI SINGH CENTER
SHAMPOO
SHAMPOO


Juhi
ESSENTIAL OIL LAVENDER
ESSENTIAL OIL


Juhi
DETOXIFY JUICE
FRESH PRESSED JUICE

Disclaimer: Products represent planned future offerings. This slide is meant for illustrative purposes. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

Proposed Marketing Strategy

To achieve full utilization each center must attract 1,500 unique patients who visit an average of 10 times per year

Marketing Channel	Responsibility	Patient Yield	% of Target
Existing Patient Base	Practitioners	375	25%
Existing Patient Referral	Practitioners Marketing Director	300	20%
Doctor Referral	Marketing Director	300	20%
Corporate Referral	Marketing Director	225	15%
General Marketing	Marketing & PR Firm	150	10%
Public Relations	Marketing & PR Firm	150	10%

Business Model

The revenue and profit potential of each center is based on utilization multiplied by average revenue per patient session

Revenue Sources	Drivers	Operating Costs
Services	(Practitioner Utilization) X (Average Service Price)	Salary + Benefits [1] Practitioner Revenue Share [1] Supplies Marketing Business Development Operating Overheads
Products	(Sell Through) X (Average Order Size)	Wholesale Costs

Notes
(1) Salary and benefits for CEO, Operations Director and Marketing Director only; all other practitioners are on revenue share

Staffing Model

The Company enjoys low fixed cost and a clear path to break even with only three salaried staff members

Fixed Staff	Variable Staff
CEO & Chief Practitioner	Associate Practitioners (% of Patient Revenues)
Operations Director	Public Relations (Project Fee / Retainer)
Marketing Director	Bookkeeper (Hourly Fee)
	Accountant (Hourly Fee)
	Legal (Hourly Fee)

Disclaimer: Associate Practitioners and Public Relations resources are in the process of being hired. This slide is meant for illustrative purposes. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

Key Milestone Operating Plan

The Company has executed across formation, capitalization, real estate and revenues since inception 10 months ago


2016
2017
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
OPERATIONS
Entity Formed and Structured Marketing
Director Recruited
1st Financing Close
Center Location Scouted & Selected Center
Lease Signed
Operations Director Recruited
Center Location Planning + Construction
Center Practitioners Identified
Core Branding Finalized
Center Website Developed & Launched
Recruit Center Practitioners
Establish Medical Advisory Board
Practitioners On Board
Center Soft Open
Center Public Launch
2nd & Final Financing Close
Secure First Corporate Client
Cash Flow Breakeven

Disclaimer: Key Milestones including the Center Open, Practitioner Recruitment, 2nd & Final Financing Close and Cash Flow Break Even do not represent current results, levels of activities, or achievements. This slide is meant for illustrative purposes. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

BUSINESS MODEL

Projected Unit Economic Model

Gross Revenue Per Practitioner

Practitioner Utilization

(Based on a maximum capacity of 50 patients / week)

Revenue per Patient Visit (Services + Products)

	50%	60%	70%	80%	90%	100%
$175	$210,000	$252,000	$294,000	$336,000	$378,000	$420,000
$200	$240,000	$288,000	$336,000	$384,000	$432,000	$480,000
$225	$270,000	$324,000	$378,000	$432,000	$486,000	$540,000
$250	$300,000	$360,000	$420,000	$480,000	$540,000	$600,000
$275	$330,000	$396,000	$462,000	$528,000	$594,000	$660,000
$300	$360,000	$432,000	$504,000	$576,000	$648,000	$720,000

Gross revenues per Practitioner per center location based on % utilization of their capacity X revenue per patient visit

Disclaimer: Practitioner Utilization and Revenues per Patient Visit do not represent current results, levels of activities, or achievements. This slide is meant for illustrative purposes. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

Projected Unit Economic Model

Pre-Tax Profit per Center Location

Practitioner Utilization
(Based on a maximum capacity of 50 patients / week)

	50%	60%	70%	80%	90%	100%
$175	$0	$126,000	$252,000	$378,000	$504,000	$630,000
$200	$90,000	$234,000	$378,000	$522,000	$666,000	$810,000
$225	$180,000	$342,000	$504,000	$666,000	$828,000	$990,000
$250	$270,000	$450,000	$630,000	$810,000	$990,000	$1,170,000
$275	$360,000	$558,000	$756,000	$954,000	$1,152,000	$1,350,000
$300	$450,000	$666,000	$882,000	$1,098,000	$1,314,000	$1,530,000

Revenue per Patient Visit
(Services + Products)

Pre-tax profit per center location based on % utilization of all practitioner capacity X revenue per patient visit less fixed costs of $480K per year

Disclaimer: Practitioner Utilization and Revenues per Patient Visit do not represent current results, levels of activities, or achievements. This slide is meant for illustrative purposes. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

Projected Net Operating Profit Model

Pre-Tax Profit at Center Scale

Number of Centers

Net Operating Profit per Center

	1	2	3	4	5	10
$250,000	$250,000	$500,000	$750,000	$1,000,000	$1,250,000	$2,500,000
$500,000	$500,000	$1,000,000	$1,500,000	$2,000,000	$2,000,000	$5,000,000
$750,000	$750,000	$1,500,000	$2,250,000	$3,000,000	$37,500,000	$7,500,000
$1,000,000	$1,000,000	$2,000,000	$3,000,000	$4,000,000	$5,000,000	$10,000,000
$2,000,000	$2,000,000	$4,000,000	$6,000,000	$8,000,000	$10,000,000	$20,000,000
$5,000,000	$5,000,000	$10,000,00	$15,000,000	$20,000,000	$25,000,000	$50,000,000

Pre-tax profit per at scale based on net operating profit per each center X number of centers that are operational

Disclaimer: Number of Centers Launched and Net Operating Profit per Center do not represent current results, levels of activities, or achievements. This slide is meant for illustrative purposes. This slide does not represent guarantees of future results, levels of activity, performance, or achievements.

FINANCIALS

2016 Revenue Growth



Monthly Revenues (January 2016 vs. September 2016)

150% growth

$16,703

$6,678

Notes
(1) Juhi LLC commenced operating in January 2016
(2) Average monthly revenues for the first 9 months of 2016 was $10,500







Key Performance Indicators

71
TOTAL PATIENT VISITS PER MONTH

2.4
AVERAGE VISITS PER PATIENT PER MONTH

$260
AVERAGE SPEND PER PATIENT PER SESSION

Notes
(1) Based on one practitioner and two operational days per week pre-Center open as of September 2016.

INVESTMENT

Investment Considerations

LARGE MARKET OPPORTUNITY

Growing opportunity to build a service, product and content platform for natural health: 40% of adults have tried complementary and alternative medicine in the last year, $34BN market with $14.8BN spent on nonvitamin, nonmineral, natural products

EXCEPTIONAL TEAM

Center's Founder & Chief Practitioner has outstanding reputation and clientele in industry; identified top practitioners in their respective fields who may join the Center; team has 30+ years of experience in medical practice operations and marketing

MARKET DIFFERENTIATION

Combines key Eastern modalities and experienced practitioners under a single treatment protocol: Acupuncture, Ayurveda, Nutrition, Chinese Herbology, Homeopathy and erapeutic Massage; indirect competition is low end, single treatment practitioners (e.g. Chinatown acupuncture) and hotel spas

STRONG UNIT ECONOMICS

Modest startup costs per Center (less than $250K). Estimated: 50%+ gross margins, 40%+ net operating margins and payback period upon startup is less than 12 months

STRONG POTENTIAL UPSIDE

Horizontal opportunity to launch multiple Centers in key cities to serve affluent customers (horizontal expansion) coupled with vertical opportunity build a content brand and retail product footprint for mass market customers (vertical expansion)

